EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series C mandatory convertible preferred stock. Series C mandatory convertible preferred stock was redeemed and converted to common stock as of July 3, 2006 and, as such, there were no dividends beyond such date.

	Year Ended December 31,
(in millions)	2009	2008	2007	2006	2005
Fixed charges:
Interest expense	$527	$567	$579	$544	$557
Capitalized interest	8	10	8	—	—
Portion of rental expense which represents interest factor	89	84	95	90	74

Total Fixed charges	$624	$661	$682	$634	$631

Earnings available for fixed charges:
Pre-tax income (loss)	$627	$(79)	$1,468	$830	$845
Distributed equity income of affiliated companies	16	60	37	44	44
Add: Fixed charges	624	661	682	634	631
Less: Capitalized interest	(8)	(10)	(8)	—	—
Less: Net income – noncontrolling interests	(31)	(35)	(30)	(22)	(15)

Total Earnings available for fixed charges	$1,228	$597	$2,149	$1,486	$1,505

Ratio of earnings to fixed charges	1.97	*	3.15	2.34	2.39

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend:

	Year Ended December 31,
(in millions)	2009	2008	2007	2006	2005
Fixed charges:
Interest expense	$527	$567	$579	$544	$557
Capitalized interest	8	10	8	—	—
Portion of rental expense which represents interest factor	89	84	95	90	74

Total Fixed charges before preferred stock dividends pre-tax requirements	$624	$661	$682	$634	$631
Preferred stock dividends pre-tax income requirements	—	—	—	48	94

Total Combined fixed charges and preferred stock dividends	$624	$661	$682	$682	$725

Earnings available for fixed charges:
Pre-tax income (loss)	$627	$(79)	$1,468	$830	$845
Distributed equity income of affiliated companies	16	60	37	44	44
Add: Fixed charges	624	661	682	634	631
Less: Capitalized interest	(8)	(10)	(8)	—	—
Less: Net income – noncontrolling interests	(31)	(35)	(30)	(22)	(15)

Total Earnings available for fixed charges and preferred stock dividends	$1,228	$597	$2,149	$1,486	$1,505

Ratio of earnings to fixed charges and preferred stock dividends	1.97	*	3.15	2.18	2.08

•	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges by $64.